UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Weave Communications, Inc.

(Name of Issuer)

Common stock, $0.0 001 par value per share

(Title of Class of Securities)

94724R108

(CUSIP Number)

Maureen Offer

Crosslink Capital, Inc.

2180 Sand Hill Road, Suite 200

Menlo Park, CA 94025

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 26, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94724R108
1.	Names of Reporting Persons Crosslink Capital, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,184,612
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,184,612

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,184,612
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%
14.	Type of Reporting Person (See Instructions) IA, OO

CUSIP No. 94724R108
1.	Names of Reporting Persons Crosslink Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 716,101
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 716,101

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 716,101
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0%
14.	Type of Reporting Person (See Instructions) IA, OO

CUSIP No. 94724R108
1.	Names of Reporting Persons Michael J. Stark
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 65,404
	8.	Shared Voting Power 7,184,612
	9.	Sole Dispositive Power 65,404
	10.	Shared Dispositive Power 7,184,612

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,250,016
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.0%
14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 94724R108
1.	Names of Reporting Persons Crosslink Ventures VII Holdings, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,871,335
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,871,335

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,871,335
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.3%
14.	Type of Reporting Person (See Instructions) OO

Explanatory Note

This Amendment No. 2 (the “Amendment”), which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 22, 2021 and amended on November 4, 2024 (the “Original Schedule 13D”) filed on behalf of Crosslink Capital, Inc. (“Crosslink”), Crosslink Capital Management, LLC (“CCM”), Crosslink Ventures VII Holdings, L.L.C. (“Ventures GP”) and Michael J. Stark (collectively, the “Filers”) relates to the Common Stock, 0.00001 par value (the “Stock”), of Weave Communications, Inc. (the “Issuer”). This Amendment is being filed by the Reporting Persons to amend and supplement the information included in the Original Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Original Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	See rows (11) and (13) of the cover pages of this Amendment for the aggregate number of shares of Stock and percentages of the shares of Stock beneficially owned by each Filer. Calculations of the percentage of the shares of Stock beneficially owned is based on 72,771,106 shares of Stock outstanding as of November 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2024.

(b)	See rows (7) through (10) on the cover pages of this Amendment for the number of shares of Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The Filers effected the following transactions in the Issuer’s Stock since the most recent amendment to this Schedule 13D:

Name	Transaction	Date	No. Shares		Weighted Average Price ($)		Low Price ($)		High Price ($)
The Funds	In-kind Distribution	11/05/2024	75,733	(1)		(2)		(2)		(2)
The Funds	Sale	11/06/2024	125,000		13.99		13.95		14.09
The Funds	Sale	11/08/2024	60,000		14.29		14.11		14.50
The Funds	Sale	11/13/2024	15,000		14.04		13.87		14.13
The Funds	Sale	11/19/2024	100,000		13.61		13.58		13.69
The Funds	Sale	11/20/2024	77,831		13.86		13.70		14.00
The Funds	Sale	11/21/2024	34,200		13.66		13.48		13.83
The Funds	Sale	11/25/2024	45,552		14.02		14.00		14.10
The Funds	Sale	11/26/2024	198,056		14.06		13.95		14.18
Ventures GP	In-kind Distribution	11/26/2024	193,668	(3)		(2)		(2)		(2)

(1)	Represents the number of shares distributed by the Funds to their respective limited partners.

(2)	The in-kind distribution was effected for no additional consideration.

(3)	Represents the number of shares distributed by Ventures GP to its members. Of the shares distributed by Ventures GP, Mr. Stark and another entity advised by Crosslink received 35,248 and 10,845 shares, respectively.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit 99.1	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2024

Crosslink Capital, Inc.

By:	/s/ Maureen Offer
	Name:	Maureen Offer
	Title:	Chief Financial Officer

Crosslink Capital Management, LLC

By:	/s/ Maureen Offer
	Name:	Maureen Offer
	Title:	Chief Financial Officer

Crosslink Ventures VII Holdings, L.L.C.

By:	/s/ Maureen Offer
	Name:	Maureen Offer
	Title:	Chief Financial Officer

/s/ Michael J. Stark
Michael J. Stark

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

Exhibit 99.1	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.